UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Master Fund, LLC

(Name of Issuer)

AMG Pantheon Master Fund, LLC

(Name of Person(s) Filing Statement)

Units of Beneficial Interest

(Title of Class of Securities)

001701101

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Master Fund, LLC

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

(800) 835-3879

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

March 22, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,188,700.90 (a)	$369.57 (b)

(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of January 31, 2017.

(b)	Calculated at $115.90 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$369.57	Filing Parties:	AMG Pantheon Master Fund, LLC
Form or Registration No.:	Schedule TO	Date Filed:	March 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AMG Pantheon Master Fund, LLC (the “Fund”) on March 22, 2017 relating to the tender offer (the “Offer”) by the Fund to purchase up to 300,254 of its outstanding units of beneficial interest (“Units”) pursuant to tenders by members of the Fund at a price equal to the net asset value per Unit as of June 30, 2017 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 20, 2017.

2.	7,350 Units of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON MASTER FUND, LLC

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Principal Financial Officer

Dated: July 7, 2017